CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

29th September 2006



By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/ML/df
Encl.

c.c.: Thomas DiVivo, Assistant Vice President, The Bank of New York (w/e, by e-mail: tdivivo@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\CPA6-5\Letter\CPA6-5-General Correspondence.doc


member

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

Resignation of Non-Executive Director
Completion of Restructuring Agreement and Special Interim Dividend
Closure of Register of Members

Resignation of Non-Executive Director

The Board of Directors (the "Board") of Cathay Pacific Airways Limited (the "Company") announces that Mr. YUNG Ming Jie Carl has resigned as a Non-Executive Director of the Company with effect from 28th September 2006. Mr. Yung has confirmed that he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. He has also confirmed that his resignation is for personal reasons and that he is not aware of any disagreement with the Board. The Board would like to express its gratitude to Mr. Yung for his outstanding contributions and wise counsel during the past 9 years since his appointment as a Director of the Company on 12th March 1997 and offers its best wishes to him.

Completion of Restructuring Agreement and Special Interim Dividend

Reference is made to the joint announcement issued by Air China Limited, the Company, China National Aviation Company Limited, CITIC Pacific Limited and Swire Pacific Limited on 8th June 2006 ("Joint Announcement") regarding, *inter alia*, the transaction ("Transaction") contemplated under the Restructuring Agreement dated 8th June 2006 between the parties. The Transaction was completed on 28th September 2006.

The Board announces that, as recommended by Swire Pacific Limited and CITIC Pacific Limited under the Restructuring Agreement, the Company will pay a special interim dividend of HK$0.32 per share on 20th November 2006 to the Company's shareholders registered at the close of business on the record date, 27th October 2006.

Closure of Register of Members

The register of members of the Company will be closed from 23rd October 2006 to 27th October 2006, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the special interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:00 p.m. on Friday, 20th October 2006.

The Directors of the Company as at the date of this announcement are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Vernon Moore, Robert Woods and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board

Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 28th September 2006


SWIRE


CATHAY PACIFIC